# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yarrow Bioscience, Inc., CIK 0001566044
CUSIP: 92941V407
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 09/10/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001674546

## Reporting persons
- Bellevue Group AG: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (10.6% of the class)
  Comment: The percentages of beneficial ownership contained herein are based on 9,437,693 shares of Common Stock outstanding as of September 14, 2026 (after giving effect to the closing of an equity offering by the Issuer on such date), as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 11, 2026.
- Bellevue Asset Management AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (10.6% of the class)
  Comment: The percentages of beneficial ownership contained herein are based on 9,437,693 shares of Common Stock outstanding as of September 14, 2026 (after giving effect to the closing of an equity offering by the Issuer on such date), as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 11, 2026.

## Item 1. Issuer
Name of issuer: Yarrow Bioscience, Inc.
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, CT 06513

## Item 2. Person Filing
Name of person filing: Bellevue Group AG ("Bellevue") on behalf of its wholly-owned subsidiary, Bellevue Asset Management AG ("BAM AG")
Address of principal business office or, if none, residence:
Bellevue: Theaterstrasse 12, Zurich, Switzerland, CH-8001
BAM AG: Theaterstrasse 12, Zurich, Switzerland, CH-8001
Citizenship:
Bellevue: Switzerland
BAM AG: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Swiss Financial Market Supervisory Authority (FINMA)

## Item 4. Ownership
Amount beneficially owned: 1,000,000
Percent of class: 10.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement is filed jointly by Bellevue and BAM AG. BAM AG is a wholly-owned subsidiary of Bellevue.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bellevue Group AG: /s/ Stefano Montalbano, Stefano Montalbano/ Chief Financial Officer (10/07/2026)
- Bellevue Group AG: /s/ Christoph Eisenring, Christoph Eisenring/ Head Legal & Compliance (10/07/2026)
- Bellevue Asset Management AG: /s/ Christoph Eisenring, Christoph Eisenring/ Head Legal & Compliance (10/07/2026)
- Bellevue Asset Management AG: /s/ Ivo Betschart, Ivo Betschart/Chief Finance & Controlling (10/07/2026)